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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

  For the fiscal year ended June 30, 1997

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

  For the transition period from        to

  Commission file number 1-4802

             BECTON, DICKINSON AND COMPANY SAVINGS INCENTIVE PLAN
                           (FULL TITLE OF THE PLAN)

                         BECTON, DICKINSON AND COMPANY
           (NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

            1 Becton Drive                           07417-1880
      Franklin Lakes, New Jersey                     (ZIP CODE)
    (ADDRESS OF PRINCIPAL EXECUTIVE
               OFFICER)

                                (201) 847-6800
                              (TELEPHONE NUMBER)

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

1.FINANCIAL STATEMENTS AND SCHEDULES.

  The following financial data for the Plan are submitted herewith:

  Report of Independent Auditors

  Statements of Net Assets Available for Benefits, with Fund Information as of June 30, 1997 and 1996

  Statement of Changes in Net Assets Available for Benefits, with Fund Information for the year ended June 30, 1997

  Notes to Financial Statements

  Item 27a--Schedule of Assets Held for Investment Purposes as of June 30,
  1997

  Item 27d--Schedule of Reportable Transactions for the year ended June 30,
  1997

2.1EXHIBITS.

  See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

                   AUDITED FINANCIAL STATEMENTS AND SCHEDULES

                         BECTON, DICKINSON AND COMPANY
                             SAVINGS INCENTIVE PLAN

                                 JUNE 30, 1997

                         BECTON, DICKINSON AND COMPANY
                             SAVINGS INCENTIVE PLAN

                   AUDITED FINANCIAL STATEMENTS AND SCHEDULES

                                 JUNE 30, 1997

                                    CONTENTS
                                                                           PAGE
                                                                           ----

Report of Independent Auditors............................................  F-1
 FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits, with Fund Information as of June 30, 1997 and 1996................................................  F-2
Statement of Changes in Net Assets Available for Benefits, with Fund
 Information for the year ended June 30, 1997.............................  F-4
Notes to Financial Statements.............................................  F-5
 SCHEDULES
Item 27a--Schedule of Assets Held for Investment Purposes as of June 30,
 1997..................................................................... F-10
Item 27d--Schedule of Reportable Transactions for the year ended June 30,
 1997..................................................................... F-12

                        REPORT OF INDEPENDENT AUDITORS

Savings Incentive Plan Committee
Becton, Dickinson and Company

  We have audited the accompanying statements of net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1997 and 1996, and the changes in its net assets available for benefits for the year ended June 30, 1997, in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of June 30, 1997, and schedule of reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ Ernst & Young LLP
                                          _____________________________________
                                          Ernst & Young LLP

Hackensack, New Jersey
November 11, 1997

                         BECTON, DICKINSON AND COMPANY
                            SAVINGS INCENTIVE PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                 JUNE 30, 1997

                                                         FUND INFORMATION
                      ------------------------------------------------------------------------------------------
                                                  BECTON,       BECTON,
                                                 DICKINSON     DICKINSON
                         FIXED       S&P 500    AND COMPANY   AND COMPANY                 MIDCAP        LOANS
                         INCOME       INDEX        COMMON      PREFERRED    BALANCED       INDEX     RECEIVABLE
                          FUND        FUND       STOCK FUND    STOCK FUND     FUND         FUND        ACCOUNT      TOTAL
                      ------------ -----------  ------------  ------------ -----------  -----------  ----------- ------------
       ASSETS
Investments at fair
value:
 Becton, Dickinson
 and Company Common
 Stock (3,358,931
 shares, cost--
 $40,165,998).......                            $170,045,781  $         82                                       $170,045,863
 Becton, Dickinson
 and Company Series
 B ESOP Convertible
 Preferred Stock
 (873,698 shares,
 cost--$51,548,141)
 (Note 6)...........                                           141,539,050                                        141,539,050
 State Street Bank
 and Trust Company
 S&P 500 Flagship
 Index Fund (561,403
 units, cost--
 $41,764,079).......               $80,850,400                                                                     80,850,400
 State Street Bank
 and Trust Company
 MidCap Index Fund
 (524,824 units,
 cost--$11,520,994).                                                                    $15,939,941                15,939,941
 Barclays Global
 Investors
 Commingled Fund
 (987,486 units,
 cost--$12,315,395).                                                       $17,295,264                             17,295,264
Investment Contracts
at contract value
(equivalent to
cost):
 Allstate Life
 Insurance Company..  $ 16,648,345                                                                                 16,648,345
 Caisse des Depots
 CDC................     1,872,027                                                                                  1,872,027
 The Canada Life
 Assurance Company..     4,136,125                                                                                  4,136,125
 Hartford Life
 Insurance Company..     6,089,486                                                                                  6,089,486
 John Hancock Mutual
 Life Insurance
 Company............    20,426,286                                                                                 20,426,286
 Metropolitan Life
 Insurance Company..    23,191,463                                                                                 23,191,463
 New York Life
 Insurance Company..     7,726,349                                                                                  7,726,349
 Provident Life and
 Accident...........    17,006,989                                                                                 17,006,989
 Providian Capital
 Management.........    24,541,124                                                                                 24,541,124
 Security Life of
 Denver Insurance
 Company............     5,773,721                                                                                  5,773,721
 Trans America Life
 & Annuity Company..     5,098,926                                                                                  5,098,926
 State Street Bank
 and Trust Company..    16,593,121                                                                                 16,593,121
                      ------------ -----------  ------------  ------------ -----------  -----------              ------------
 Total investments..   149,103,962  80,850,400   170,045,781   141,539,132  17,295,264   15,939,941               574,774,480
Receivables:
 Interest...........       795,059                     1,466         4,449          77                                801,051
 Dividends..........                                               837,800                                            837,800
 Participants'
 contributions......                    13,294                                  27,674        6,947                    47,915
 Employer
 contributions......                                             4,167,655                                          4,167,655
 Loans receivable
 from participants
 (Note 2)...........                                                                                 $12,829,334   12,829,334
Cash and cash
equivalents.........     6,397,032          34     1,117,142       996,729     100,013                              8,610,950
                      ------------ -----------  ------------  ------------ -----------  -----------  ----------- ------------
 Total assets.......   156,296,053  80,863,728   171,164,389   147,545,765  17,423,028   15,946,888   12,829,334  602,069,185
    LIABILITIES
Accrued interest
payable.............                                             1,974,436                                          1,974,436
Debt obligations
(Notes 6 and 7).....                                            41,787,010                                         41,787,010
Payable for
investments
purchased...........                                 350,922                                                          350,922
Investment
management fees
payable.............        16,019      24,067        17,364                                 10,336                    67,786
Other...............       795,371    (889,378)    1,077,338                  (642,960)    (168,415)                  171,956
Loan repayments.....        16,673      (2,491)       (7,662)                    1,588          490                     8,598
                      ------------ -----------  ------------  ------------ -----------  -----------              ------------
 Total liabilities..       828,063    (867,802)    1,437,962    43,761,446    (641,372)    (157,589)               44,360,708
                      ------------ -----------  ------------  ------------ -----------  -----------  ----------- ------------
Net assets available
for benefits........  $155,467,990 $81,731,530  $169,726,427  $103,784,319 $18,064,400  $16,104,477  $12,829,334 $557,708,477
                      ============ ===========  ============  ============ ===========  ===========  =========== ============

                            See accompanying notes.

                         BECTON, DICKINSON AND COMPANY
                            SAVINGS INCENTIVE PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                 JUNE 30, 1996

                                                               FUND INFORMATION
                      -------------------------------------------------------------------------------------------------------
                                                   BECTON,      BECTON,
                                                  DICKINSON    DICKINSON
                         FIXED        S&P 500    AND COMPANY  AND COMPANY                 MIDCAP        LOANS
                         INCOME        INDEX        COMMON     PREFERRED    BALANCED       INDEX     RECEIVABLE
                          FUND         FUND       STOCK FUND   STOCK FUND     FUND         FUND        ACCOUNT      TOTAL
                      ------------  -----------  ------------ ------------ -----------  -----------  ----------- ------------
       ASSETS
Investments at fair
value:
 Becton, Dickinson
 and Company Common
 Stock (3,386,028
 shares, cost--
 $36,183,085).......                             $135,843,027 $     21,347                                       $135,864,374
 Becton, Dickinson
 and Company Series
 B ESOP Convertible
 Preferred Stock
 (903,868 shares,
 cost--$53,328,196)
 (Note 6)...........                                           116,056,616                                        116,056,616
 State Street Bank
 and Trust Company
 S&P 500 Flagship
 Index Fund (542,662
 units, cost--
 $35,944,467).......                $58,008,963                                                                    58,008,963
 State Street Bank
 and Trust Company
 MidCap Index Fund
 (457,488 units,
 cost--$9,248,901)..                                                                    $11,269,295                11,269,295
 Barclays Global
 Investors
 Commingled Fund
 (840,970 units,
 cost--$9,753,823)..                                                       $11,952,505                             11,952,505
Investment Contracts
at contract value
(equivalent to
cost):
 Allstate Life
 Insurance Company..  $ 18,602,822                                                                                 18,602,822
 Caisse des Depots
 CDC................     2,730,000                                                                                  2,730,000
 The Canada Life
 Assurance Company..     4,134,645                                                                                  4,134,645
 Hartford Life
 Insurance Company..     5,676,784                                                                                  5,676,784
 John Hancock Mutual
 Life Insurance
 Company............    21,820,826                                                                                 21,820,826
 Metropolitan Life
 Insurance Company..    21,865,380                                                                                 21,865,380
 New York Life
 Insurance Company..    13,174,886                                                                                 13,174,886
 Provident Life and
 Accident...........    18,769,385                                                                                 18,769,385
 Providian Capital
 Management.........    24,587,578                                                                                 24,587,578
 The Prudential
 Insurance Company
 of America.........     4,513,191                                                                                  4,513,191
 Security Life of
 Denver Insurance
 Company............     5,459,156                                                                                  5,459,156
 Trans America Life
 & Annuity Company..     2,091,366                                                                                  2,091,366
 United of Omaha
 Life Insurance
 Company............     3,011,737                                                                                  3,011,737
                      ------------  -----------  ------------ ------------ -----------  -----------              ------------
 Total investments..   146,437,756   58,008,963   135,843,027  116,077,963  11,952,505   11,269,295               479,589,509
Receivables:
 Interest...........       762,828                      2,042        5,160          94                                770,124
 Participants'
 contributions......                     23,475        72,590                   31,511       38,472                   166,048
 Employer
 contributions......                                             3,906,674                                          3,906,674
 Loan repayments....       (19,959)      10,806        23,199                    5,345        5,787                    25,178
 Loans receivable
 from participants
 (Note 2)...........                                                                                 $12,023,496   12,023,496
Cash and cash
equivalents.........     4,967,911                    959,059    1,915,520     109,970                              7,952,460
                      ------------  -----------  ------------ ------------ -----------  -----------  ----------- ------------
 Total assets.......   152,148,536   58,043,244   136,899,917  121,905,317  12,099,425   11,313,554   12,023,496  504,433,489
    LIABILITIES
Accrued interest
payable.............                                             2,147,370                                          2,147,370
Debt obligations
(Notes 6 and 7).....                                            45,446,973                                         45,446,973
Investment
management fees
payable.............        60,812        7,133        10,600                                 3,532                    82,077
Other...............       763,301      (65,657)      211,315                  (29,631)    (571,730)                  307,598
                      ------------  -----------  ------------ ------------ -----------  -----------              ------------
 Total liabilities..       824,113      (58,524)      221,915   47,594,343     (29,631)    (568,198)               47,984,018
                      ------------  -----------  ------------ ------------ -----------  -----------  ----------- ------------
Net assets available
for benefits........  $151,324,423  $58,101,768  $136,678,002 $ 74,310,974 $12,129,056  $11,881,752  $12,023,496 $456,449,471
                      ============  ===========  ============ ============ ===========  ===========  =========== ============

                            See accompanying notes.

                         BECTON, DICKINSON AND COMPANY
                             SAVINGS INCENTIVE PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                  INFORMATION

                            YEAR ENDED JUNE 30, 1997

                                                      FUND INFORMATION
                   ------------------------------------------------------------------------------------------
                                               BECTON,      BECTON,
                                              DICKINSON    DICKINSON
                                                 AND          AND
                      FIXED        S&P 500     COMPANY      COMPANY                                 LOANS
                      INCOME        INDEX       COMMON     PREFERRED     BALANCED     MIDCAP      RECEIVABLE
                       FUND         FUND      STOCK FUND   STOCK FUND      FUND     INDEX FUND     ACCOUNT        TOTAL
                   ------------  ----------- ------------ ------------  ----------- -----------  ------------  ------------
Additions:
 Participants'
  contributions... $ 12,220,515  $ 6,607,415 $  5,545,598               $ 1,983,407 $ 2,605,784                $ 28,962,719
 Rollover
  contributions...    1,561,974      524,368      295,382                   251,017     313,850                   2,946,591
 Company
  contributions...                                194,980 $  4,295,032                                            4,490,012
 Loan repayments..    2,081,496    1,106,302    2,136,339                   225,812     321,047  $ (5,870,996)          --
 Interest income..    9,578,534          472       33,585       30,038       30,429          92       997,299    10,670,449
 Dividends........                              1,716,907    3,399,857                                            5,116,764
 Transfers between
  funds...........   (3,087,657)   1,457,424    1,206,963     (138,332)   1,364,673    (803,071)                        --
                   ------------  ----------- ------------ ------------  ----------- -----------  ------------  ------------
                     22,354,862    9,695,981   11,129,754    7,586,595    3,855,338   2,437,702    (4,873,697)   52,186,535
Deductions:
 Distributions to
  participants....   15,778,456    5,245,615    9,320,911    3,616,332      743,302     891,176       497,065    36,092,857
 Forfeitures......                                 94,153      144,189                                              238,342
 Loan withdrawals.    2,247,821    1,135,510    2,075,624      241,205      215,033     261,407    (6,176,600)          --
 Interest expense.                                           3,948,872                                            3,948,872
 Administrative
  expenses........      185,018       49,495       40,253                    29,587      22,889                     327,242
                   ------------  ----------- ------------ ------------  ----------- -----------  ------------  ------------
                     18,211,295    6,430,620   11,530,941    7,950,598      987,922   1,175,472    (5,679,535)   40,607,313
Net appreciation
 in fair value of
 investments......                20,364,401   33,449,612   29,837,348    3,067,928   2,960,495                  89,679,784
                   ------------  ----------- ------------ ------------  ----------- -----------  ------------  ------------
Net increase......    4,143,567   23,629,762   33,048,425   29,473,345    5,935,344   4,222,725       805,838   101,259,006
Net assets
 available for
 benefits at
 beginning of
 year.............  151,324,423   58,101,768  136,678,002   74,310,974   12,129,056  11,881,752    12,023,496   456,449,471
                   ------------  ----------- ------------ ------------  ----------- -----------  ------------  ------------
Net assets
 available for
 benefits at end
 of year (Note 3). $155,467,990  $81,731,530 $169,726,427 $103,784,319  $18,064,400 $16,104,477   $12,829,334  $557,708,477
                   ============  =========== ============ ============  =========== ===========  ============  ============

                            See accompanying notes.

                         BECTON, DICKINSON AND COMPANY
                            SAVINGS INCENTIVE PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                 JUNE 30, 1997

1. SIGNIFICANT ACCOUNTING POLICIES

  Accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the "Plan") are maintained on the accrual basis whereby all income, costs and expenses are recorded when earned or incurred. Investments are recorded on the basis of cost but are reported in the Plan's financial statements at fair value, redemption value or contract value. Fair value of marketable equity securities is determined by quoted market prices in an active market. The value of the Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock was determined based upon the guaranteed redemption value of $59 per share or 320% of the fair value of the Becton, Dickinson and Company Common Stock, whichever is higher. The underlying investments in the Fixed Income Fund are contracts with insurance companies which are fully benefit responsive and valued at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Interests in commingled trust funds and mutual funds are valued at the redemption price established by the trustee or investment manager of the respective fund. Participant loans are valued at unpaid principal balances with maturities ranging from one to four and one-half years for ordinary loans and twenty years for primary residence loans. Cash equivalents are stated at cost, which approximates fair value. The Company considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Becton Dickinson pays trustee fees and other administrative expenses directly from corporate funds. All ESOP fees are paid by Becton Dickinson.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

  The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no cost to themselves, to become shareholders of Becton, Dickinson and Company. Employees of Becton, Dickinson and Company and certain of its domestic subsidiaries (the "Company") are eligible for participation in the Plan on the first enrollment date coincident with or next following the date on which the employee commences employment with the Company.

  Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 16% inclusive. For purposes of the Plan, total pay includes base pay, overtime compensation and commissions. Pre-tax contributions are subject to an annual limitation of $9,500 for 1997, which may be increased annually based on the Consumer Price Index.

  Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. It has authorized the Company to make a monthly contribution to the Plan in an amount equal to 50% of eligible employee contributions during said month minus any forfeitures.

  Employee contributions can be in either before-tax ("401(k)") dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 40l(k) contributions from the Plan.

                         BECTON, DICKINSON AND COMPANY
                            SAVINGS INCENTIVE PLAN

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to him exceeds the amount of after-tax dollars he has contributed to the Plan.

  Employee contributions are invested in five funds as described below:

    Fixed Income Fund: A fixed income fund with the full principal amount of employee contributions guaranteed by the Company.

    S&P 500 Index Fund: A diversified portfolio of common stocks and securities convertible into common stock. The Trustee's investment approach will be to hold all the common stocks included in Standard and Poor's 500 Stock Index (S&P 500) and, as a result, to produce an investment return very similar to that of the Index.

    Becton, Dickinson and Company Common Stock Fund: A fund which is comprised entirely of the Company's common stock.

    Balanced Fund: A balanced fund comprised of fixed income securities, common stocks and convertible securities.

    MidCap Index Fund: A diversified portfolio of common stocks and securities convertible into common stock that make up the S&P MidCap 400 Stock Index. These stocks represent companies whose total market values are generally below those of the stocks in the S&P 500 Index. The fund seeks greater capital appreciation than the S&P 500 Index Fund, but with greater volatility.

  Employee contributions are invested, at the option of the employee, in the Fixed Income, the S&P 500 Index, the Becton, Dickinson and Company Common Stock, the Balanced and the MidCap Index Funds in any combination of 1%, with a maximum of 100% (50% prior to August 1, 1996) of the employee's contribution being contributed to the Becton, Dickinson and Company Common Stock Fund.

  The assets of the Fixed Income Fund are invested in contracts with various insurance companies, which provide known rates of return on deposited funds, provided that the contracts remain in force until their maturity. The weighted average yield for the investment contracts is 6.42% and 6.33% at June 30, 1997 and 1996, respectively. The crediting interest rates range from 5.28% to 7.27% at June 30, 1997 and 4.95% to 8.96% at June 30, 1996. Crediting interest rates are determined based on the balance and duration of the contract, with certain contracts subject to quarterly rate resets based on market indices. There are no minimum crediting interest rates or limitations on guarantees under the terms of the contracts. No valuation reserves have been established to adjust contract amounts. The fair value of the investment contracts recorded at contract value is approximately $150,405,000 at June 30, 1997.

  State Street Bank & Trust Company ("State Street Bank") is the Plan's Trustee. State Street Bank is also the investment manager of the S&P 500 Index Fund, the MidCap Index Fund and the Becton, Dickinson and Company Common Stock Fund. PRIMCO Capital Management Inc. is the investment manager of the Fixed Income Fund. Barclays Global Investors is the investment manager of the Balanced Fund.

  The assets of the Company Common Stock Fund are invested in shares of the Company's common stock. The Trustee has advised that its present intention is to purchase the Company's common stock exclusively on the open market. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions. For recordkeeping purposes, separate funds have been created to account for the respective contributions. These funds are referred to as Fund C for employer matching

                         BECTON, DICKINSON AND COMPANY
                            SAVINGS INCENTIVE PLAN

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

contributions and Fund D for employee contributions. Funds C and D have been combined into one investment fund, referred to as the Becton, Dickinson and Company Common Stock Fund, for financial statement purposes.

  Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents.

  The Company implemented an Employee Stock Ownership Plan (ESOP) whereby the Becton, Dickinson and Company Preferred Stock Fund was created to account for employer matching contributions being invested in convertible preferred stock on behalf of employees. Refer to Note 6.

  The Plan also has a loan provision whereby employees are allowed to take loans on their vested account balances. Loans bear a rate of interest which is set annually and employees are required to pay installment payments at each payroll date. The outstanding balance of a loan becomes due and payable upon an employee's termination. Should an employee, upon his termination, elect not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

  The Plan provides for vesting in employer matching contributions based on months of participation as follows:

       FULL MONTHS OF PARTICIPATION                                   PERCENTAGE
       ----------------------------                                   ----------
       Less than 24 months...........................................      0%
       24 but less than 36 months....................................     50%
       36 but less than 48 months....................................     75%
       48 months or more.............................................    100%

  Any participating employee with 5 or more years of service regardless of months of participation will have a 100% vested percentage in the Company's matching contributions. Also, participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants' contributions are always 100% vested.

  The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company's contributions.

  Amounts allocated to withdrawn participants which have not yet been distributed from the Plan as of June 30, 1997 and 1996 amounted to $5,562,000 and $3,486,000, respectively. For the purpose of preparing the Plan's Form 5500 such amounts are recorded as liabilities.

                         BECTON, DICKINSON AND COMPANY
                            SAVINGS INCENTIVE PLAN

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

3. UNIT VALUES

  The number of units and unit values of each Fund at June 30, 1997 and 1996 were as follows:

                                                        NUMBER OF   UNIT/SHARE
                                                       UNITS/SHARES    VALUE
                                                       ------------ -----------
   June 30, 1997:
     Fixed Income Fund................................  19,243,372  $  8.079041
     S&P 500 Index Fund...............................   2,914,202    28.045943
     Becton, Dickinson and Company Common Stock Fund..   7,275,641    23.328037
     Becton, Dickinson and Company Preferred Stock
      Fund............................................     351,199   162.000000
     Balanced Fund....................................  10,277,335     1.757693
     MidCap Index Fund................................   8,748,582     1.840810
   June 30, 1996:
     Fixed Income Fund................................  19,905,658  $  7.602081
     S&P 500 Index Fund...............................   2,796,585    20.775974
     Becton, Dickinson and Company Common Stock Fund..   7,460,018    18.321405
     Becton, Dickinson and Company Preferred Stock
      Fund............................................     317,458   128.400000
     Balanced Fund....................................   8,516,878     1.424120
     MidCap Index Fund................................   7,955,621     1.493504

  5,207,371 units and 2,068,270 units of the Company Common Stock Fund were allocated to participant accounts in Funds C and D, respectively, as of June 30, 1997. As of June 30, 1996, 5,764,712 units and 1,695,306 units of the
Company Common Stock Fund were allocated to participant accounts in Funds C and D, respectively. In the Becton, Dickinson and Company Preferred Stock Fund, 351,199 and 317,458 of the total preferred shares of 873,698 and 903,868 held as of June 30, 1997 and 1996, respectively, were allocated to participant accounts.

4. INCOME TAX STATUS

  The Internal Revenue Service has ruled (December 30, 1994) that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. RELATED PARTY TRANSACTIONS

  During the year ended June 30, 1997, the Plan purchased and distributed 231,184 shares and 258,281 shares, respectively, of the Company's common stock and recorded $1,716,907 in dividends on the common stock from the Company. In addition, the Plan distributed 30,170 shares of the Series B ESOP convertible preferred stock of the Company and recorded $3,399,857 in dividends on the preferred stock from the Company.

6. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

  The Company maintains an Employee Stock Ownership Plan (ESOP) as part of the Savings Incentive Plan. The ESOP operates to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's covered compensation. To accomplish this, the ESOP borrowed $60,000,000 in a private debt offering and used the proceeds to buy the Company's Series B ESOP convertible preferred stock.

                         BECTON, DICKINSON AND COMPANY
                            SAVINGS INCENTIVE PLAN

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 3.2 shares of the Company's common stock at a conversion price of $18.44 per share. The preferred stock pays an annual dividend of $3.835 per share which will be used by the ESOP, together with Company contributions to repay the ESOP borrowings. The allocated and unallocated shares at cost and market at June 30 were as follows:

                                    JUNE 30, 1997           JUNE 30, 1996
                               ----------------------- -----------------------
                                ALLOCATED  UNALLOCATED  ALLOCATED  UNALLOCATED
                               ----------- ----------- ----------- -----------
Becton, Dickinson and Company
 Series B ESOP Convertible
 Preferred Stock:
  Number of shares............     351,199     522,499     317,458     586,410
  Cost........................ $20,720,725 $30,827,416 $18,730,016 $34,598,180
  Market......................  56,894,228  84,644,822  40,761,595  75,295,021

  Over a 15 year period, the trust will repay the loan; and as the loan is gradually repaid, a portion of the preferred stock will be released and used to match participants' contributions in the Plan. The initial allocation of preferred stock to plan participants began in March 1990. Each year, a pre-determined number of preferred shares will be released and available to be allocated to participants' accounts. If the total value of the preferred shares released (as the ESOP loan is repaid) is not sufficient to fully match the participants' contributions, the remaining portion of the match will be made to the Company Common Stock Fund (Fund C).

7. DEBT OBLIGATIONS

  In connection with the Employee Stock Ownership Plan feature, the Plan issued $60,000,000 of ESOP notes in a private placement. The notes bear interest at 9.45% and are guaranteed by the Company. The notes, which are due July 1, 2004, require semi-annual interest payments and annual principal payments. The aggregate annual maturities of the debt obligations during the years ended June 30, 1998 to 2002 are as follows: 1998--$4,023,000; 1999--
$4,422,000; 2000--$4,861,000; 2001--$5,343,000 and 2002--$5,873,000.

8. SUBSEQUENT EVENT

  On September 23, 1997, the Board of Directors of Becton, Dickinson and Company passed a resolution to amend the Plan effective January 1, 1998, to increase, from 16% to 20%, the percentage of total pay that may be contributed by employees.

                         BECTON, DICKINSON AND COMPANY
                             SAVINGS INCENTIVE PLAN

           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 JUNE 30, 1997

  IDENTITY OF ISSUE, BORROWER, LESSOR OR     NUMBER                  CONTRACT
                  SIMILAR                   OF UNITS                 OR FAIR
    PARTY AND DESCRIPTION OF INVESTMENT     OR SHARES     COST        VALUE
  --------------------------------------    --------- ------------ ------------
STATE STREET BANK & TRUST COMPANY
*Becton, Dickinson and Company Common
 Stock..................................... 3,358,931 $ 40,165,998 $170,045,863
STATE STREET BANK & TRUST COMPANY
*Becton, Dickinson and Company Series B
 ESOP Convertible Preferred Stock..........   873,698   51,548,141  141,539,050
STATE STREET BANK & TRUST COMPANY
S&P 500 Flagship Index Fund................   561,403   41,764,079   80,850,400
STATE STREET BANK & TRUST COMPANY
MidCap Index Fund..........................   524,824   11,520,994   15,939,941
BARCLAYS GLOBAL INVESTORS
Commingled Fund............................   987,486   12,315,395   17,295,264
ALLSTATE LIFE INSURANCE COMPANY
GIC #GA/5483A, due 7/28/98, at 5.85%.......              3,685,169    3,685,169
GIC #GA/5537A, due 4/1/98, at 5.35%........              3,013,773    3,013,773
GIC #GA/5506A, due 9/16/98, at 5.73%.......              3,526,408    3,526,408
GIC #GA/31028, due 2/15/02, at 6.06%.......              6,422,995    6,422,995
CAISSE DES DEPOTS
BR-239-01, due 5/31/00, at 6.08%...........              1,872,027    1,872,027
THE CANADA LIFE ASSURANCE COMPANY
GIC #P/45685, due 11/25/97, at 6.75%.......              4,136,125    4,136,125
HARTFORD LIFE INSURANCE COMPANY
GIC #GA/10120, due 8/2/99, at 7.27%........              6,089,486    6,089,486
JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
GIC #GA/7238, due 11/12/98, at 5.59%.......              6,141,723    6,141,723
GIC #GA/7433, due 5/1/04, at 7.01%.........             14,284,563   14,284,563
METROPOLITAN LIFE INSURANCE COMPANY
GIC #GA/13669, due 2/15/99, at 5.61%.......             12,063,270   12,063,270
GIC #GA/13817, due 1/2/01, at 6.55%........             11,128,193   11,128,193
NEW YORK LIFE INSURANCE COMPANY
GIC #GA/06487002, due 9/2/97, at 6.00%.....              5,225,206    5,225,206
GIC #GA/20038/18D, due 9/30/98, at 5.28%...              2,501,143    2,501,143
PROVIDENT LIFE AND ACCIDENT
GIC #630/05752, due 7/2/01, at 7.16%.......             17,006,989   17,006,989
PROVIDIAN CAPITAL MANAGEMENT
#BDA00027TR1, due 6/15/04, at 6.97%........             24,541,124   24,541,124
SECURITY LIFE OF DENVER INSURANCE COMPANY
GIC #FR108, due 9/28/97, at 5.96%..........              5,773,721    5,773,721
STATE STREET BANK AND TRUST
GIC #96034, due 12/31/00, at 5.26%.........             16,593,121   16,593,121

                         BECTON, DICKINSON AND COMPANY
                             SAVINGS INCENTIVE PLAN

     ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES--(CONTINUED)

  IDENTITY OF ISSUE, BORROWER, LESSOR OR    NUMBER                  CONTRACT
                 SIMILAR                   OF UNITS                 OR FAIR
   PARTY AND DESCRIPTION OF INVESTMENT     OR SHARES     COST        VALUE
  --------------------------------------   --------- ------------ ------------
TRANS AMERICA LIFE INSURANCE AND ANNUITY
 COMPANY
GIC #76572, due 11/15/04, at 6.11%........           $  5,098,926 $  5,098,926
                                                     ------------ ------------
Total investments.........................            306,418,569  574,774,480
Loans receivable from participants
 (original loan amounts ranging from
 $1,000 to $50,000 bearing interest at
 rates ranging from 7% to 11.5%)..........             12,829,334   12,829,334
                                                     ------------ ------------
                                                     $319,247,903 $587,603,814
                                                     ============ ============

--------
* As Becton, Dickinson and Company is the plan sponsor, these represent party-in-interest transactions.

                         BECTON, DICKINSON AND COMPANY
                             SAVINGS INCENTIVE PLAN

                 ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                            YEAR ENDED JUNE 30, 1997

                                             TOTAL
                                           NUMBER OF  AGGREGATE  AGGREGATE   GAIN
                               DESCRIPTION PURCHASES  VALUE OF    VALUE OF    OR
 IDENTITY OF PARTY INVOLVED     OF ASSETS  OR SALES   PURCHASES    SALES    (LOSS)
 --------------------------    ----------- --------- ----------- ---------- ------
CATEGORY (III)--SERIES OF
 TRANSACTIONS IN EXCESS OF 5%
Purchases:
  State Street Bank and Trust
   Company
   GIC #96034................      GIC          6    $20,685,259
Sales:
  State Street Bank and Trust
   Company
   GIC #96034................      GIC          1                $4,092,138

--------
  There were no category (i), (ii), or (iv) reportable transactions during 1997.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE MEMBERS OF THE SAVINGS INCENTIVE PLAN COMMITTEE HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                          Becton, Dickinson and Company
                                           Savings Incentive Plan

                                                  /s/ Gerald Caporicci
                                          _____________________________________
                                                    GERALD CAPORICCI
                                             MEMBER, SAVINGS INCENTIVE PLAN
                                                        COMMITTEE

Date: December 18, 1997

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                    DESCRIPTION                            METHOD OF FILING
-------                   -----------                            ----------------
   23           Consent of Independent Auditors               Filed with this report